UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 700-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Technical report (NI 43-101)
99.2	Consent of qualified person (NI 43-101) (Douglas Heher)
99.3	Consent of qualified person (NI 43-101) (GJ Wiid)
99.4	Consent of qualified person (NI 43-101) (Glenn Bezuidenhout)
99.5	Consent of qualified person (NI 43-101) (SJP Coetzee)
99.6	Consent of qualified person (NI 43-101) (Thomas K. Obiri-Yeboah)
99.7	Consent of qualified person (NI 43-101) (Andrew Neil Clay)
99.8	Consent of qualified person (NI 43-101) (Charles Johannes Muller)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

Date:  June 27, 2013

By:
/s/ Greg McCunn ———————————
Greg McCunn
Chief Financial Officer